DRILLING COMMENCES AT THE GNAT COPPER PORPHYRY DEPOSIT, BRITISH COLUMBIA

Joint Venture Agreement to Explore Galaxie and ZNT Properties Ratified

December 11, 2012, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AHR) has received regulatory approval in relation to a Letter Agreement (“Letter Agreement”) with Quartz Mountain Resources Ltd. (‘Quartz Mountain”), on Quartz Mountain’s 100%-owned Galaxie and ZNT properties (“Properties”) located in British Columbia (“BC”), which hold significant exploration potential.

Under the terms of the Letter Agreement, Amarc can acquire up to a 50% ownership interest in the Properties upon making a cash payment and funding exploration expenditures as announced on November 7, 2012. This strategic investment provides Amarc with a cost effective opportunity to participate in projects with strong base and precious metal drill targets that have the potential to provide a significant return for Amarc shareholders.

The Galaxie Project hosts includes the Gnat porphyry copper deposit where an historical estimate of an “Indicated Reserve” of 30 million tonnes grading 0.39% copper was reported in 1972. The deposit remains open to expansion. A targeted drilling program has commenced to test newly identified potential extensions to the Gnat system.

Data is still being received from aggressive exploration programs completed earlier this year at other targets on Galaxie and ZNT, which included prospecting, grid soil geochemical and Induced Polarization ground geophysical surveys. Once all the data has been compiled and reviewed drill targets will be defined.

The historical estimate for the Gnat porphyry deposit was completed by Lytton Minerals Ltd, reported in a Canadian Stock Exchange Listing Statement in 1972. The estimate was based on 83 AQ-size drill holes completed by Lytton and others to that time, and comprises "Indicated Reserves" of 30,387,850 tonnes grading 0.39% copper, including 20% dilution by wallrock grading 0.15% copper. As no technical report or other documentation of reserve estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of "Indicated Reserves" under current standards and a Qualified Person has not done sufficient work to classify the estimate as current mineral resources or reserves, and as such Amarc is not treating it as current.

The approximately 1,300 square kilometre Galaxie Project is located some eight kilometres south of Dease Lake, BC, within a region where mining and mineral exploration is the principal industry (see maps at http://www.amarcresources.com/ahr/MapsFigures.asp). The district is well served by an existing transportation system, a developing power infrastructure, and a skilled workforce.

Amarc Resources Ltd. 15th Floor - 1040 W. Georgia Street Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 amarcresources.com

Highway 37 passes through the center of the Galaxie Project and provides year-around direct access to the Gnat deposit, which is located in an area of flat to gently rolling topography. Construction of the $400-million Northwest Transmission Line project has commenced, to include a new 287-kV transmission line to a new substation near Bob Quinn Lake. The Northwest Transmission Line is scheduled to connect to the Red Chris copper-gold porphyry mine development project in early 2014, located approximately 42 km south of the Gnat deposit.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major precious and base metal discovery in BC. With a solid working capital position of $6.2 million, Amarc’s exploration activities are focused on: its 100%-owned Silver Vista silver-copper project; the Galaxie and ZNT properties held in the Joint Venture with Quartz Mountain; its 100%-owned Galileo property, located adjacent to New Gold’s Blackwater gold-silver deposit; and the 100%-owned Newton gold discovery.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Robert A. Dickinson
Chairman

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.govand its home jurisdiction filings that are available at www.sedar.com.

Amarc Resources Ltd. 15th Floor - 1040 W. Georgia Street Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 amarcresources.com